UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of September, 2003

Commission File No. 1-14228

Cameco Corporation

(Translation of Registrant’s Name into English)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
News Release

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated September 9, 2003	3 - 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2003	Cameco Corporation

	By:	“Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

Share
Listed	Symbol
web site address:
TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Offers Convertible Subordinated Debentures – Proceeds to Replace Acquisition Debt

Saskatoon, Saskatchewan, Canada, September 9, 2003   .   .   .   .   .   .   .   .   .   .   .   .   .   .   .   .   .   .   .

Cameco Corporation announced today that it has entered into an agreement with two underwriters, RBC Capital Markets (bookrunner) and Scotia Capital, under which they have agreed to purchase from Cameco and resell to the public $200 million of convertible subordinated debentures of Cameco. The company will file a preliminary short form prospectus with the securities regulatory authorities in all the Canadian provinces.

In addition, Cameco has granted the underwriters an option to purchase up to an additional $30 million of these debentures on the same terms and conditions, exercisable up to 48 hours prior to closing. The sale of the debentures is subject to customary securities regulatory approvals and closing conditions and is expected to close on or about September 25, 2003.

Cameco will use the net proceeds of this offering to repay outstanding short-term, commercial-paper debt related to the company’s past acquisition of a further 16.6% interest in Bruce Power, which closed in February 2003. The company has decided to put in place financing that better matches the long-term nature of the asset.

Each debenture has a minimum denomination of $1,000 and will bear an interest rate of 5% per annum payable semi-annually in arrears on April 1 and October 1 in each year commencing April 1, 2004 and will mature on October 1, 2013. These debentures are unsecured obligations of the company and will be subordinated in right of payment to all the company’s existing and future senior indebtedness. In addition, the debentures will rank junior to the company’s secured indebtedness and the liabilities of the company’s subsidiaries.

The debentures are convertible into Cameco common shares at the option of the holder at any time on or prior to the maturity date based on a conversion ratio of 15.3846 shares per $1,000 of convertible subordinated debentures, representing a conversion price of $65.00 per share.

The company may not redeem the debentures prior to October 1, 2008. Thereafter, the company may redeem the debentures in whole or in part at a redemption price equal to par plus accrued and unpaid interest, provided that the holders will be able to convert the debentures into Cameco shares at any time up to one business day prior to the redemption date.

In accordance with Canadian generally accepted accounting principles, these debentures will be reflected as equity on the company’s balance sheet.

The debentures and the common shares issuable on the conversion thereof have not been and will not be registered under the United States Securities Act of 1933, as amended (US Securities Act) or any state securities laws and may not be offered or sold within the United States or to US persons unless registered under the US Securities Act and applicable state securities laws or an exemption therefrom is available.

The Underwriting Agreement enables the underwriters to reoffer and resell the debentures that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States provided such offerings and sales are made in accordance with Rule 144A under the US Securities Act. Moreover, the Underwriting Agreement provides that the underwriters may offer and sell debentures outside the United States in accordance with Regulation S under the US Securities Act.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

- End -

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE
UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE
A VIOLATION OF US SECURITIES LAW.

Media & investor inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316